Exhibit 4.52

English Summary

of

Supplemental Agreement to the Trademark License Agreement

Between

China Telecommunications Corporation

and

China Telecom Corporation Limited

China Telecommunications Corporation (“Party A”) and China Telecom Corporation Limited (“Party B”) entered into the Trademark License Agreement on September 10, 2002.

The Parties entered into the Supplemental Agreement to the Trademark License Agreement (the “Supplemental Agreement”) on August 25, 2010 to amend the Trademark License Agreement.

The key terms and conditions of the Supplemental Agreement are as follows:

1.	The Parties agree to amend Article 7.1 of the Trademark License Agreement as follows: “This agreement expires on December 31, 2004. Prior to the expiration of this agreement, Party B may deliver a written notification to Party A 30 days in advance to renew this agreement for a certain period as agreed upon by both Parties.”

2.	The Parties agree that the term of this Supplemental Agreement and the extended term of the Trademark License Agreement are from January 1, 2011 to December 31, 2012.

3.	The execution, validity, performance, interpretation of this Supplemental Agreement and any relevant dispute resolutions must be governed by the PRC laws.

4.	Any dispute arising between both Parties concerning the validity, interpretation, or performance of this Supplemental Agreement and the Trademark License Agreement shall firstly be resolved through friendly negotiation. In case no settlement can be reached through friendly negotiation within thirty (30) days after the date when such dispute arises, either party may initiate proceedings in a competent people’s court in the place where Party B is domiciled.

5.	If there is any conflict between the Trademark License Agreement and this Supplemental Agreement after this Supplemental Agreement becomes effective, this Supplemental Agreement shall prevail.